Exhibit 2.2

ASSET PURCHASE AGREEMENT

by and among

Mac-Gray Services, Inc.,

(“Buyer”)

Bobb Corp.

(“Seller”)

and

The Shareholders of Bobb Corp.

(the “Shareholders”)

August 8, 2007

SECTION 3.	COVENANTS OF SELLER, SHAREHOLDERS AND BUYER	27
3.1	Further Assurances	27
3.2	Seller Confidential Information	27
3.3	Name Change	28
3.4	Access to Information	28

SECTION 4.	REPRESENTATIONS AND WARRANTIES OF BUYER	28
4.1	Making of Representations and Warranties	28
4.2	Organization	28
4.3	Authority	28
4.4	Litigation	29
4.5	Finder’s Fees	29

SECTION 5.	SURVIVAL OF WARRANTIES; TAX MATTERS	29
5.1	Survival of Warranties	29
5.2	Tax Matters	29

SECTION 6.	INDEMNIFICATION	30
6.1	Indemnification by Seller and the Shareholders	30
6.2	Limitations on Indemnification by Seller and the Shareholder	31
6.3	Indemnification by Buyer	32
6.4	Limitations on Indemnification by Buyer	32
6.5	Notice; Defense of Claims	33
6.6	Mitigation	34
6.7	Exclusive Remedy	35
6.8	Net Indemnity Payments	35

SECTION 7.	MISCELLANEOUS	35
7.1	Law Governing	35
7.2	Notices	35
7.3	Entire Agreement	36
7.4	Assignability; Severability	37
7.5	Captions and Gender	37
7.6	Certain Definitions	37
7.7	Execution in Counterparts	38
7.8	Amendments; Waivers	38
7.9	Dispute Resolution	38
7.10	Fees and Expenses	39
7.11	Public Announcement	39

SCHEDULES

Schedule 1.1(a)(i)	-	Laundry Leases
Schedule 1.1(a)(ii)	-	Route Equipment
Schedule 1.1(a)(v)	-	Equipment Inventory
Schedule 1.1(a)(ix)	-	Receivables
Schedule 1.1(a)(xi)	-	Transferred Contracts
Schedule 1.1(b)(iii)	-	Personal Furniture and Artwork
Schedule 1.3(c)	-	Net Revenue Targets
Schedule 1.4(a)	-	Estimated Equipment Count
Schedule 1.4(b)	-	Restricted Laundry Leases
Schedule 1.8	-	Allocation of Purchase Price
Schedule 2.2(b)	-	Consents; Approvals; Waivers
Schedule 2.3	-	Real Property
Schedule 2.4	-	Liens
Schedule 2.5	-	Bonds; Guarantees
Schedule 2.6(a)(i)	-	Financial Statements
Schedule 2.8(c)	-	Tax Returns
Schedule 2.9	-	Insurance
Schedule 2.10	-	Absence of Changes
Schedule 2.11	-	Trade Names, Service Marks
Schedule 2.12	-	Material Contracts
Schedule 2.13	-	Litigation
Schedule 2.16	-	Approvals
Schedule 2.17	-	Employee Programs
Schedule 2.18	-	Environmental Matters
Schedule 2.19(a)	-	Employees
Schedule 2.19(b)	-	Labor Practices
Schedule 2.22	-	Related Parties

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of August 8, 2007, by and among Mac-Gray Services, Inc., a Delaware corporation (“Buyer”), Bobb Corp., a Maryland close corporation (“Seller”), and each of the shareholders of Seller listed on the signature pages to this Agreement (each, a “Shareholder” and collectively the “Shareholders”).

W I T N E S S E T H

WHEREAS, subject to the terms and conditions hereof, Seller desires to sell, transfer and assign to Buyer, and Buyer desires to purchase from Seller, substantially all of Seller’s assets, properties, interests and business, except as otherwise specifically excluded in this Agreement.

NOW, THEREFORE, in order to consummate said purchase and sale and in consideration of the mutual representations, warranties, covenants and agreements, and upon the terms and subject to the conditions set forth herein, the parties hereto agree as follows:

SECTION 1.                           PURCHASE AND SALE OF ASSETS; PURCHASE PRICE.

1.1                                 Sale of Assets.

(a)                                  Subject to the provisions of this Agreement, at the Closing (as defined in Section 1.5 hereof) Seller shall sell, transfer and assign to Buyer and Buyer shall acquire from Seller, free and clear of any Liens (as defined herein), all right, title and interest in and to all of the assets, properties, interests and business of Seller (except as provided in Section 1.1(b)), of every kind and description, tangible and intangible, real, personal or mixed, and wherever located, including, without limitation, the following:

(i)                                     all right, title and interest of Seller in and to all leases, contracts, agreements and arrangements, whether written or oral and including any tenancy at will, for the installation, placement, servicing or leasing of Machines (as defined below) (including without limitation leases of laundry facility premises and leases of Machines to apartment owners in exchange for rental payments from the apartment owner) (collectively, the “Laundry Leases”), including without limitation the Laundry Leases listed on Schedule 1.1(a)(i) attached hereto;

(ii)                                  all laundry machines, washers, dryers, change machines, debit-card and smart-card add-value stations, detergent, soap, bleach and softener dispensers and similar machines and equipment  (collectively, “Machines”) of Seller located at the Laundry Lease locations (collectively, the “Route Equipment”), including without limitation the laundry machines, washers and dryers listed in Schedule 1.1(a)(ii);

(iii)                               all other assets of Seller relating to the Laundry Leases, including without limitation, all fixtures and leasehold improvements at each Laundry Lease location;

(iv)                              all cash and monies contained in the Route Equipment and all cash and monies contained in the vehicles of Hof Service Company, Inc. and belonging to the Seller as of 12:01 a.m., Eastern Time, on the Closing Date (“Closing Cash”);

(v)                                 all new, used and refurbished Machines and related tools, parts, equipment and accessories which are not located at the Laundry Lease locations (collectively, the “Equipment Inventory”), including without limitation, all new, used and refurbished laundry machines, washers and dryers listed in Schedule 1.1(a)(v) attached hereto;

(vi)                              all other tangible property and assets of Seller, wherever located, including without limitation, all coin and currency counting machines, supplies and other assets located at the Real Estate (as defined in Section 2.3) belonging to Seller, except for the assets excluded pursuant to Section 1.1(b)(iii);

(vii)                           all rights to the names and Internet and Web Site addresses used by Seller, including, but not limited to, Hof, Hof Laundry Systems, Hof Laundry, Bobb, Bobb Laundry and Hoflaundry.com and all related and associated logos and trademarks, and all licenses to or from third parties with respect to the foregoing or rights related thereto;

(viii)                        all of Seller’s goodwill and other intangible assets and all Seller Intellectual Property (as defined in Section 2.11(e)) and all rights embodied in or related to such Seller Intellectual Property, including trade secrets, proprietary information, customer lists, prospect lists, designs, styles, technologies, inventions, know-how, formulae, processes, procedures, research records, test information, software and software documentation, market surveys, marketing know-how, technical information, trade names, copyrights and copyright registrations, service marks and trademarks (including applications and registrations therefore), patents and patent applications (including, without limitation, the trade names, copyrights and copyright registrations, service mark and trademark registrations and applications and patents and patent applications listed in Schedule 2.11 attached hereto);

(ix)                                all of Seller’s accounts, commissions and loans receivable existing as of the Closing Date, including, without limitation, the receivables listed on Schedule 1.1(a)(ix) attached hereto (the “Receivables”);

(x)                                   [intentionally deleted];

(xi)                                all of Seller’s right, title and interest in and to the contracts and agreements which are listed on Schedule 1.1(a)(xi) attached hereto (the “Transferred Contracts”);

(xii)                             all deposits, credits and prepaid items of Seller;

(xiii)                          [intentionally deleted];

(xiv)                         to the extent assignable, all of Seller’s right, title and interest in and to all franchises, licenses, permits, certifications, approvals and authorizations held by Seller;

(xv)                            all of Seller’s customer and business records (electronic and otherwise), including without limitation, customer lists, records, invoices and histories, price lists, advertising and media materials, supplier and vendor lists and records and all records (billing, collection, commission and otherwise) with respect to the Laundry Leases; and

(xvi)                         all claims and causes of action of Seller against any other person, whether or not such claims and causes of action have been asserted, and all rights of indemnity, warranty rights, rights to insurance, rights of contribution, rights to refunds, rights of reimbursement and other rights of recovery of Seller (regardless of whether such rights are currently exercisable) relating to the Subject Assets.

The assets, property and business of Seller being sold to and purchased by Buyer under this Agreement are herein sometimes referred to as the “Subject Assets.”

(b)                                 Notwithstanding the foregoing, there shall be excluded from such purchase and sale the following property and assets of Seller:

(i)                                     other than the Closing Cash, all cash, cash equivalents, bank deposits and bank accounts of Seller, including all cash in Hof Service Company, Inc.’s counting rooms and belonging to Seller as of 12:01 a.m. Eastern Time on the Closing Date;

(ii)                                  Seller’s stock record books, corporate record books containing minutes of meetings of Shareholders and such other records which relate primarily to Seller’s taxes, organization, tax returns or stock capitalization (collectively, the “Corporate Records”);

(iii)                               Seller’s personal furniture and other personal belongings listed on Schedule 1.1(b)(iii);

(iv)                              all contracts and policies of insurance; except to the extent provided in Section 1.1(a)(xvi);

(v)                                 all assets of Seller under any employee benefit, savings or pension plan;

(vi)                              all claims and causes of action of Seller, except to the extent provided in Section 1.1(a)(xvi);

(vii)                           all claims of Seller for refunds of Taxes; and

(viii)                        all contracts and agreements of Seller other than the Laundry Leases and the Transferred Contacts.

The assets, property and business of Seller which are excluded from the Subject Assets under this Section 1.1(b) are sometimes referred to as the “Excluded Assets.”

1.2                                 Liabilities.

(a)                                  Subject to Sections 1.9(a) and (b), Buyer shall assume, at the Closing, the following obligations of the Seller (collectively, the “Assumed Liabilities”):  (1) the obligations of Seller under the Laundry Leases (including without limitation, the obligation to make any required commission payments, revenue sharing payments or route rental payments under any Laundry Lease with respect to amounts collected or received by Buyer, including Closing Cash) and the Transferred Contracts, but only to the extent such obligations: (A) arise after the Closing Date; (B) do not arise from or relate to any breach by Seller of any provision of any Laundry Lease or Transferred Contract; (C) do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time or both, would constitute or result in a breach by Seller, Buyer or any of their respective affiliates of any provision of any Laundry Lease or Transferred Contract; and (D) are ascertainable solely by reference to the express terms of the Laundry Leases and the Transferred Contracts, and (2) the obligations of Seller to its customers for all pre-paid laundry cards purchased from the Seller by the Seller’s Laundry Lease customers prior to the Closing and any deferred revenue of Seller associated with such obligations (the “Deferred Pre-Paid Card Liability”).

The assumption of the Assumed Liabilities by Buyer shall not enlarge any rights of third parties under contracts or arrangements with Buyer or Seller or any of their respective affiliates or subsidiaries.

(b)                                 Except for the Assumed Liabilities, Buyer shall not assume or be bound by any obligations or liabilities of Seller or any affiliate of Seller of any kind or nature whatsoever, whether known, unknown, accrued, absolute, contingent or otherwise, now existing or hereafter arising.  Seller shall be responsible for and pay any and all obligations and liabilities of every kind or nature whatsoever relating to (i) the Excluded Assets; (ii) all liabilities of Seller other than the Assumed Liabilities;(iii) any event, act, omission, condition or any other state of facts occurring or existing prior to the Closing Date; (iv) any liability under any contract other than the Laundry Leases and the Transferred Contracts; (v) any liability with respect to Taxes (as defined in Section 2.8) of the Seller or Taxes attributable to the Subject Assets for any portion of any period or partial period ending on or before the Closing Date except for the Transaction Taxes as set forth in Section 1.10 herein; (vi) any liability arising out of or resulting from the matters disclosed on Schedule 2.13 and 2.18; (vii) any liability of Seller to any current or former employee of Seller; and (viii) other than the Deferred Pre-Paid Card Liability, any liability of Seller arising out of, resulting from, or relating to the operation, lease, or ownership of the Subject Assets or Seller’s business prior to the Closing, including in connection with events commencing or occurring or circumstances existing prior to the Closing and continuing after the Closing, including but not limited to (A) liabilities arising out of or resulting from any Environmental Law or any release, storage, disposal, arrangement for disposal, or exposure to any Hazardous Substance and (B) the obligation to make any required commission payments, revenue sharing payments or route rental payments under any Laundry Lease with respect to amounts collected or received by Seller ((i) through (viii) collectively, “Excluded Liabilities”).

1.3                                 Purchase Price.  In consideration of the sale by Seller to Buyer of the Subject Assets, subject to the assumption by Buyer of the Assumed Liabilities, Buyer will pay an aggregate purchase price (the “Purchase Price”) equal to Three Million Four Hundred and Forty Thousand Dollars ($3,440,000.00), subject to adjustment pursuant to Section 1.4.  The Purchase Price shall be paid as follows:

(a)                                  at the Closing, Buyer shall deliver to Seller by wire transfer pursuant to wiring instructions provided by Seller, Three Million Two Hundred and Eighty Thousand Dollars ($3,280,000.00); and

(b)                                 On the third anniversary of the Closing, Buyer shall pay to Seller by wire transfer pursuant to wiring instructions provided by Seller, the sum of One Hundred and Sixty Thousand Dollars ($160,000.00) (the “Earn-Out Payment”), provided that the Net Revenue targets set forth in Schedule 1.3(c) for the twelve months ending on June 30, 2010 have been met.  If the Net Revenue targets set forth in Schedule 1.3(c) for the twelve months ending on June 30, 2010 are not met, then Seller will not be entitled to any payment under this Section 1.3(c).  The term “Net Revenue” shall mean the gross receipts earned by the Buyer from the Laundry Leases and any other revenue as specified in Schedule 1.3(c) during the applicable period less the commissions incurred by the Buyer under the Laundry Leases during the applicable period, all as determined in accordance with GAAP.  Notwithstanding the foregoing, if there is a Change In Control at any time prior to the third anniversary of the Closing, then the Earn-Out Payment shall automatically become due and payable to the Seller (regardless of the Seller having met any such Net Revenue Targets), with such Earn-Out Payment to be paid to Seller, by wire transfer pursuant to wiring instructions provided by Seller, within 5 days of the Change In Control.  The Buyer shall calculate the Net Revenue under this Section 1.3(c) in good faith and with fair dealings and shall deliver such calculation to the Seller together with all supporting documentation upon which the Buyer relies in making such calculation and such other documentation as the Seller may reasonably request by July 20, 2010.  For purposes of this Section 1.3(c), the term “Change In Control” means (i) an acquisition subsequent to the date of this Agreement by any person, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of a majority (i.e., greater than 50%) of either (A) the then outstanding shares of common stock of the Buyer or Mac-Gray Corporation or (B) the combined voting power of the then outstanding voting securities of the Buyer or Mac-Gray Corporation entitled to vote generally in the election of directors; or (ii) the consummation of (A) a plan of complete liquidation of the Buyer or Mac-Gray Corporation, (B) an agreement for the sale or disposition of all or substantially all of the assets of Buyer or Mac-Gray Corporation, or (C) a plan of merger or consolidation of Buyer or Mac-Gray Corporation with any other corporation where the shareholders of Buyer or Mac-Gray Corporation, immediately prior to the consolidation or merger, did not, immediately after the consolidation or merger,  beneficially own, directly or indirectly,  shares representing in the aggregate more than 50% of the voting shares of the corporation issuing securities in the consolidation or merger (or of its parent corporation, if any).

1.4                                 Purchase Price Adjustments.

(a)                                  Equipment Adjustment.  Within 120 days after the Closing Date, Buyer shall conduct a count of all washers and dryers included in the Route Equipment (the “Closing Equipment Count”) and shall deliver to Seller a schedule reflecting such count.  Seller shall be deemed to accept the Closing Equipment Count unless Seller delivers a notice of objection to Buyer within 10 days following receipt of the Closing Equipment Count.  If Seller provides a notice of objection to Buyer, Seller and Buyer shall first use commercially reasonable efforts to resolve such dispute.  If the parties are able to resolve such dispute, the Closing Equipment Count shall be revised to the extent necessary to reflect such resolution and shall be conclusive and binding upon all parties and shall not be subject to dispute or review.  If the parties are unable to resolve the dispute within 20 days after delivery of a notice of objection by Seller, either party may submit the dispute to arbitration in accordance with Section 7.9.  The Closing Equipment Count as determined pursuant to arbitration shall be conclusive and binding upon all parties and shall not be subject to dispute or review.  If the Closing Equipment Count as finally determined is less than the total number of washers and dryers listed on Schedule 1.4(a) as the Estimated Equipment Count (the “Estimated Equipment Count”), then Seller shall pay to Buyer an amount in cash equal to (i) the Estimated Equipment Count  minus the Closing Equipment Count, multiplied by the Equipment Multiple listed on Schedule 1.4(a) (the “Equipment Multiple”), within 10 days following the final determination of the Closing Equipment Count.  If the Closing Equipment Count as finally determined equals or exceeds the Estimated Equipment Count, then no payment shall be required from Seller to Buyer under this Section 1.4(a).  For purposes of calculating the Closing Equipment Count, each stacked washer and dryer unit and 25 lb. or more tumbler dryer shall be counted as two (2) machines and each other washer and dryer shall be counted as one (1) machine.  The methodology for determining the adjustment of the Purchase Price set forth in this Section 1.4(a) is not intended to establish the allocation of the Purchase Price based on the fair market value of the Subject Assets, which the parties agree shall be as provided in Schedule 1.8.  The Purchase Price shall be adjusted as necessary to reflect any payment made pursuant to this Section 1.4(a).

(b)                                 Laundry Lease Adjustment. For purposes of this Agreement, “Restricted Laundry Lease” means a Laundry Lease which is not assignable or transferable to Buyer either by its terms or under applicable law without the consent of a third party.  Restricted Laundry Leases are listed by Seller on Schedule 1.4(b).  Within 15 days after the one year anniversary of the Closing Date, Buyer shall deliver to Seller a schedule (the “Lost Lease Schedule”) setting forth each Restricted Laundry Lease with respect to which Buyer has lost all benefits or has never received any benefits (as contemplated by Section 1.9 of this Agreement), in each case solely as a result of the failure to obtain the required consent to the assignment to Buyer of such Restricted Laundry Lease, and not as a result of any action by Buyer in performing the obligations under such Restricted Laundry Lease or the expiration of such Restricted Laundry Lease under its terms (each, a “Lost Lease”).  Seller shall be deemed to accept the Lost Lease Schedule unless Seller delivers a notice of objection to Buyer within 15 days following receipt by Seller of the Lost Lease Schedule from Buyer.  If Seller provides a notice of objection to Buyer, Seller and Buyer shall first use commercially reasonable efforts to resolve such dispute.  If the parties are able to resolve such dispute, the Lost Lease Schedule shall be revised to the extent necessary to reflect such resolution and shall be conclusive and binding upon all parties and shall not be subject to dispute or review.  If the parties are unable to resolve the dispute within 20 days after delivery of a notice of objection by Seller, either party may submit the dispute to arbitration in accordance with Section 7.9.  The Lost Lease Schedule as determined pursuant to arbitration shall be conclusive and binding upon all parties and shall not be subject to dispute or review.  For each Lost Lease under this Section 1.4(b), the Buyer shall pay to the Seller any profits received by the Buyer for such Lost Lease, after accounting for the Buyer’s expenses associated with such Lost Lease (which expenses shall be reasonable and consistent with the expenses historically incurred by the Seller with respect to such Lost Lease), during the period that the Buyer was performing under the Lost Lease.

The Purchase Price shall be reduced by an amount equal to the total number of machines installed under the Lost Leases set forth on the Lost Lease Schedule as finally determined, multiplied by the Equipment Multiple (the “Lost Lease Amount”).  As promptly as practicable and in any event within 10 days after the Lost Lease Schedule is finally determined, Seller will deliver to Buyer by wire transfer pursuant to Buyer’s wire instructions, an amount equal to the Lost Lease Amount.   The methodology for determining the adjustment of the Purchase Price set forth in this Section 1.4(b) is not intended to establish the allocation of the Purchase Price based on the fair market value of the Subject Assets, which the parties agree shall be as provided in Schedule 1.8.  The Purchase Price shall be adjusted as necessary to reflect any payment.

1.5                                 Closing.  Closing Date.  The closing of the purchase and sale provided for in this Agreement (the “Closing”) shall be held at the offices of Seller (or at such other place as may be fixed by mutual agreement of Buyer and Seller) on the date hereof (the “Closing Date”).

(a)                                  Actions to be Taken at the Closing.  The following actions shall be taken at the Closing:

(i)                                     Delivery of the Purchase Price.  Buyer shall deliver the Purchase Price in accordance with Section 1.3(b).

(ii)                                  Delivery of Seller’s Documents.  Seller shall execute and deliver or cause to be delivered to Buyer all agreements, certificates and other documents required to be delivered by Seller and the Shareholders pursuant to the terms of this Agreement, including without limitation the following:

(A)                              an Assignment and Assumption Agreement with respect to the Subject Assets and the Assumed Liabilities executed by Seller in a form mutually acceptable to Seller and Buyer (the “Assignment and Assumption Agreement”);
(B)                                a Bill of Sale and Assignment of Intangibles with respect to the Subject Assets executed by Seller in a form mutually acceptable to Seller and Buyer (the “Bill of Sale”) and Articles of Transfer with respect to the Subject Assets to be executed by Seller and filed with the Maryland State Department of Assessments and Taxation in accordance with the General Corporation Law of the State of Maryland in a form mutually acceptable to Seller and Buyer (the “Articles of Transfer”); and
(C)                                a payoff and lien release letter from SunTrust Bank.

(iii)                               Delivery of Buyer’s Documents.  Buyer shall execute and deliver to Seller and the Shareholders all agreements, certificates and other documents required to be delivered by it pursuant to the terms of this Agreement, including without limitation the Assignment and Assumption Agreement, Bill of Sale, and Articles of Transfer.

(iv)                              Opinions of Counsel.

(A)                              Buyer shall have received from counsel to Seller an opinion in a form mutually acceptable to Seller and Buyer and their respective counsel.
(B)                                Seller shall have received from counsel to Buyer an opinion in a form mutually acceptable to Seller and Buyer and their respective counsel.

1.6                                 Transfer of Subject Assets.  At the Closing, Seller shall deliver or cause to be delivered to Buyer good and sufficient instruments of transfer transferring to Buyer all right, title and interest in and to all of the Subject Assets.  Such instruments of transfer (a) shall be in the form which is usual and customary for transferring the type of property involved under the laws of the jurisdictions applicable to such transfers, (b) shall be in form and substance satisfactory to Buyer and its counsel, (c) shall effectively vest in Buyer good and marketable title to all of the Subject Assets free and clear of all mortgages, pledges, security interests, charges, liens, restrictions, easements, covenants, leases, assessments, claims, rights, judgments, encroachments and encumbrances of any kind (collectively, “Liens”).  Within 5 days of the Closing, the Seller shall deliver to the Buyer evidence of the discharge of all Liens on the Subject Assets.  Seller from time to time after the Closing at the request of Buyer and without further consideration shall execute and deliver further instruments of transfer and assignment (in addition to those delivered at the Closing) and take such other actions as Buyer may reasonably require to more effectively transfer and assign to, and vest in, Buyer each of the Subject Assets and remove any Liens thereon.  From and after the Closing, Seller shall promptly, and in any event within 5 business days following the receipt thereof, (i) forward or refer to Buyer all third party inquiries and correspondence relating to the Subject Assets or the business of Seller purchased by Buyer and (ii) remit any and all amounts received by Seller which are properly included in the Subject Assets (including without limitation, payments under any Laundry Lease).

1.7                                 Delivery of Records and Contracts.  On the Closing Date, Seller shall deliver or cause to be delivered to Buyer all of the Laundry Leases (together with all correspondence and records relating to the Laundry Leases), with such assignments thereof and consents to assignments as are necessary to assure Buyer of the full benefit of the same, subject to Section 1.9 hereof.  Seller shall also deliver or cause to be delivered to Buyer at the Closing, all of Seller’s business records, books and other data relating to the Subject Assets and/or the business of Seller (other than the Corporate Records) and Seller shall take all requisite steps to put Buyer in actual possession and operating control of the Subject Assets and the business of Seller.

1.8                                 Allocation of Purchase Price.  Buyer and Seller hereby agree on the allocation of the purchase price among the Subject Assets as set forth on Schedule 1.8 hereto (the “1060 Allocation”)  At or as soon as practicable after the Closing, Buyer and Seller shall execute IRS Forms 8594 in accordance with the allocation set forth in the 1060 Allocation and in compliance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the

Treasury Regulations thereunder (including Treasury Regulation Section 1.1060-1(c)(8)).  The 1060 Allocation shall be binding upon Buyer and Seller for all purposes and Buyer and Seller agree to act in a manner entirely in accordance with the 1060 Allocation in the preparation and filing of all Tax Returns (as defined in Section 2.8(b)) and in any discussion with or proceeding before any taxing authority unless required to do so by applicable law.  Buyer and Seller shall inform each other promptly of any challenge by any taxing authority to the 1060 Allocation or the values expressed therein.

1.9                                 Procedures for Assets not Transferable.

(a)                                  If any of the Laundry Leases or any other property or rights included in the Subject Assets is not assignable or transferable either by virtue of the provisions thereof or under applicable law without the consent of some party or parties and any such consent is not obtained prior to the Closing, this Agreement and the related instruments of transfer shall not constitute an assignment or transfer thereof and Buyer shall not assume the obligations of Seller under any such Laundry Lease.  Seller shall take all such actions as Buyer may reasonably request (including without limitation the execution of consent requests and other documents and phone calls with third parties) to assist Buyer in obtaining such consents as soon as possible after the Closing in a manner that Buyer believes will avoid any default, conflict or termination of rights under such Laundry Leases.  In the event that any Laundry Lease included in the Subject Assets is not assigned to Buyer by reason of the foregoing provisions of this Section 1.9, this Agreement, if permitted by law, shall constitute full and equitable assignment and transfer by Seller to Buyer of all of Seller’s right, title and interest in and to, and all of Seller’s liabilities under those Laundry Leases (the “Equitably Assigned Contracts”).  Buyer shall be deemed Seller’s agent for performing such Equitably Assigned Contract and completing, fulfilling and discharging all of Seller’s liabilities under any such Equitably Assigned Contract that constitute Assumed Liabilities.  Buyer and Seller shall take all commercially reasonable steps and actions to provide Buyer with all of the benefits of such Equitably Assigned Contracts and to relieve Seller of the performance and other liabilities thereunder (to the extent constituting Assumed Liabilities).

(b)                                 If Seller shall be unable to make the equitable assignment described in Section 1.9(a), or if such attempted transfer would adversely affect the rights of Seller or Buyer under any Laundry Lease, or would not assign all of Seller’s rights thereunder, Seller and Buyer shall continue to cooperate and use all commercially reasonable efforts to provide Buyer with all such rights.  To the extent that any such consents are not obtained, or until the impediments to such transfer are resolved, Seller shall use all commercially reasonable efforts to the extent permitted by law to (i) provide to Buyer the benefits of any such Laundry Lease, (ii) cooperate in any lawful arrangement designed to provide such benefits to Buyer and (iii) enforce, at the request of and for the account of Buyer, any rights of Seller arising from any such Laundry Lease against any third party in accordance with the terms thereof.  To the extent that Buyer is provided all of the benefits (including payment rights) of any such Laundry Lease (whether from Seller or otherwise), Buyer shall, at no cost to Seller, (i) perform for the benefit of any third party the obligations of Seller under such Laundry Lease to the extent constituting Assumed Liabilities, (ii) indemnify Seller for any and all claims made against Seller for Buyer’s acts and/or omissions on the premises of each such Laundry Lease and Buyer’s performance of or failure to perform Seller’s obligations under such Laundry Lease, and (iii) name Seller as an additional insured on

Buyer’s insurance policies that provide coverage for Buyer’s performance under such Laundry Lease.

1.10                           Sales and Transfer Taxes.  All sales, use, recording, documentary, transfer, stamp and notarial taxes, fees and duties under applicable law incurred in connection with the sale and transfer of the Subject Assets (“Transaction Taxes”) will be borne and paid 50% by Seller and 50% by Buyer, and each party shall promptly reimburse the other party for 50% of any Transaction Tax that the other party is required to pay under applicable law.

SECTION 2.                                REPRESENTATIONS AND WARRANTIES OF SELLER

As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby makes to Buyer, the representations and warranties contained in this Section 2.  For purposes of this Section 2, references to “knowledge” of Seller or words of similar import shall be deemed to include, to and including the Closing Date, actual knowledge after due inquiry of Stanley Bobb and Daryle Bobb.

2.1                                 Organization and Qualifications of Seller.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland with full power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by it  The copies of the charter documents and by-laws of Seller, each as amended to date, and previously delivered to Buyer’s counsel, are complete and correct, and no amendments thereto are pending.  Seller is qualified to do business as a foreign entity in each jurisdiction in which such qualification is necessary, except where the failure to be so qualified could not reasonably be expected to have a material adverse effect on the assets, liabilities, business, condition (financial or otherwise), results of operations or prospects of Seller (a “Material Adverse Effect”).  Seller has no direct or indirect subsidiaries or any investment in any other corporation, limited liability company, joint venture or other business entity.

2.2                                 Authority of Seller.  Seller has full right, power and authority to enter into this Agreement and each agreement, document and instrument to be executed and delivered by it pursuant to or as contemplated by this Agreement and to carry out the transactions contemplated hereby and thereby.  The execution, delivery and performance by Seller of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action by the shareholders of Seller, and no other action on the part of Seller is required in connection therewith.  This Agreement and each agreement, document and instrument to be executed and delivered by Seller pursuant to or as contemplated by this Agreement constitute, or will when executed and delivered by Seller constitute, valid and binding obligations of Seller, enforceable in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief and other equitable remedies.  The execution, delivery and performance by Seller of this Agreement and each such other agreement, document and instrument:

(a)                                  do not and will not violate any provision of the articles of incorporation or by-laws of Seller;

(b)                                 do not and will not violate any laws of the United States or any state or other jurisdiction applicable to Seller or, except as set forth in Schedule 2.2(b), require Seller to obtain any approval, consent or waiver of, or to make any filing with or notification to, any person or entity (including any Governmental Authority) that has not been obtained or made; and

(c)                                  except as set forth in Schedule 2.2(b) or except as could not reasonably be expected to result in a Material Adverse Effect or a material adverse effect on the ability of the parties to consummate the transactions contemplated by this Agreement, do not and will not result in a breach of, constitute a default under, accelerate any obligation under, require a consent under, cause a termination under, or give rise to a right of termination of any indenture or loan or credit agreement or any other material agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award, whether written or oral, to which Seller is a party or by which Seller is bound or affected, or result in the creation or imposition of any Lien on any of the Subject Assets.

2.3                                 Real Property.  Other than the Laundry Leases, the only real property used or held for use by Seller in its business is the facility located at 6640 Ammendale Road, Beltsville, MD, which is owned by Grandstand Associates, L.C. (the “Real Estate”).  Seller does not own or lease any other real property.  Except for the Real Estate lease, there are no contracts or agreements that could prevent the leasing or sub-leasing of the Real Estate by Buyer pursuant to the Real Estate Lease.  True, correct and complete copies of all contracts relating to use, ownership or operation of the Real Estate have been previously delivered to Buyer.  The Real Estate is covered by the insurance policies and arrangements set forth in Schedule 2.9 attached hereto, all of which are in full force and effect.

There are no actions, suits or proceedings (including arbitration or condemnation proceedings) pending or, to Seller’s knowledge, threatened, at law or in equity, or before or by any federal, state or local government, governmental, regulatory or administrative authority, department, commission, board, bureau, agency or instrumentality or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), which could reasonably be expected to have a material adverse effect on any portion of the Real Estate or the interests of Seller therein, or Seller’s ability to perform its obligations under this Agreement and the Real Estate leases.  The Real Estate complies in all material respects with all applicable zoning, building, environmental, health and public safety, subdivision, land sales or similar law, rule, ordinance or regulations, and Seller has received no written notice of a violation of any such law, ordinance or regulation.  To Seller’s knowledge, there are no structural defects at the Real Estate.

2.4                                 Title; Liens; Sufficiency of Assets.  Seller owns all of the Subject Assets and Seller has and is conveying to Buyer hereunder good title to all of its assets and property, tangible and intangible, included in the Subject Assets.  Except as set forth in Schedule 2.4, none of such property or assets of Seller, tangible or intangible, is subject to any Lien.  Except as set forth in Schedule 2.4, no financing statement under the Uniform Commercial Code with respect to any of the Subject Assets is active in any jurisdiction, and Seller has not signed any such active financing statement or any security agreement authorizing any secured party thereunder to file any such financing statement.  Upon delivery to Buyer of the instruments of transfer referred to in Section 1.5 hereof, Buyer will receive good and valid title to all of the Subject Assets, free and clear of all Liens.  Except for the Excluded Assets, the Subject Assets are all of the assets used or held for use in the business of Seller as the same has been operated prior to the date hereof and the Subject Assets constitute all of the assets necessary for Buyer to continue to operate the business of Seller as it has been operated prior to Closing.

2.5                                 Laundry Leases.  Schedule 1.1(a)(i) hereto contains a true, correct and complete list of the Laundry Leases as of the date of this Agreement, including: (i) the location of each Laundry Lease, (ii) the expiration date of each Laundry Lease, (iii) the number and type of each Machine (including only laundry machines, washers and dryers) at each Laundry Lease location, (iv) the vend prices at each Laundry Lease location, and (v) the commission payments and net revenues after commission for each Laundry Lease location for each of the years ended December 31, 2005 and 2006 and the six month period ended June 30, 2007.  Seller has not changed its collection schedule or collection practices for any Laundry Lease location since prior to January 1, 2007; provided, however, that as agreed by the parties, the Seller plans on changing its collection schedule to eliminate to the extent possible the amount of Closing Cash.  True and correct copies of all the Laundry Leases have been delivered or made available to Buyer prior to the date hereof.  Each of the Laundry Leases is valid, in full force and effect and binding upon Seller and the other parties thereto in accordance with its respective terms.  Neither Seller nor, to the knowledge of Seller, any other party is in default under or in arrears in the performance, payment or satisfaction of any agreement or condition on its part to be performed or satisfied under any Laundry Lease, nor, to the knowledge of Seller, does any condition exist that with notice or lapse of time or both would constitute such a default, and no waiver or indulgence has been granted under any Laundry Lease.  Seller has not received any notice of and Seller has no knowledge of (i) any fact, which would result in the termination, amendment, modification or breach of any Laundry Lease and (ii) any desire or intention of any party to renegotiate, terminate, amend, modify or materially reduce the services of Seller under any Laundry Lease.  Except for consents, approvals and notices required under the Laundry Leases, no consent or approval of or prior notice to any third party is required in order to assign all of the Laundry Leases to Buyer or otherwise as a result of the consummation of the transactions contemplated by this Agreement.  Assuming all of such consents and approvals are obtained, after giving effect to the transactions contemplated by this Agreement, each of the Laundry Leases will be valid and effective in accordance with its terms, and fully enforceable by Buyer against the other party thereto.  Schedule 2.5 sets forth a correct and complete list of all bonds (performance or other), letters of credit, guarantees and similar arrangements relating to the Laundry Leases.

2.6                                 Financial Statements; Undisclosed Liabilities.

(a)                                  Attached hereto as Schedule 2.6(a)(i) are (i) the internally prepared, unaudited balance sheets of Seller as of December 31, 2005 and 2006 and the internally prepared, unaudited statements of income and cash flow for each of the years then ended , and (ii) the internally prepared, unaudited balance sheet of Seller as of March 31, 2007 and the internally prepared, unaudited statements of income and cash flow for the three-month period then ended.  All of such financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied consistently with Seller’s past practices, are complete and correct in all material respects and present fairly in all material respects the financial condition of Seller at the dates of such statements and the results of operations for the periods covered thereby; provided, however, that the Seller’s unaudited financial statements as of December 31, 2006 will not be in compliance with GAAP until the adjusting journal entries set forth in the Reznick Group, P.C.’s draft combined audited financials statements for Seller and the Hof Service Company, Inc for the period ending December 31, 2006, a copy of which have been delivered to Buyer, have been made.  The internally prepared, unaudited balance sheet of Seller as of March 31, 2007 is referred to herein as the “Base Balance Sheet.”  Seller shall deliver to Buyer by no later than September 30, 2007 the following: (x) the internally prepared, unaudited balance sheet of Seller as of June 30, 2007 and the internally prepared, unaudited statements of income and cash flow for the six-month period then ended, and (y) the combined audited financial statement of Seller and the Hof Service Company, Inc. as of December 31, 2006.  The financial statements to be delivered to Buyer on September 30, 2007 shall be prepared in accordance with GAAP applied consistently with Seller’s past practices, complete and correct in all material respects and present fairly in all material respects the financial condition of Seller at the dates of such statements and the results of operations for the periods covered thereby.

(b)                                 As of the date hereof, except as set forth in Schedule 2.6(b), Seller does not and will not have any liabilities of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown (including without limitation liabilities as guarantor or otherwise with respect to obligations of others, or contingent or potential liabilities relating to activities of Seller prior to the date hereof, regardless of whether claims in respect thereof have been asserted), whether or not of a type required to be shown on a balance sheet prepared in accordance with GAAP, except (i) liabilities stated or adequately reserved against on the Base Balance Sheet (only to the extent of the amount so stated or reserved), (ii) liabilities disclosed in Schedules furnished to Buyer hereunder as of the date hereof (only to the extent of the amount so disclosed), (iii) prorations of expenses made between Seller and Buyer with respect to Laundry Leases made in accordance with the terms of this Agreement, and (iv) liabilities incurred in the ordinary course of the Seller’s business since the date of the Base Balance Sheet.  Seller has no unsatisfied commitments or obligations for prepaid commissions, prepaid rent, guaranteed commissions, laundry facility renovations or similar payments or obligations under any Laundry Lease or otherwise.

2.7                                 Equipment.  The Route Equipment and the Equipment Inventory constitute all of the Machines used or held for use by Seller in its business.  All of the Route Equipment and Equipment Inventory is in good operating condition, ordinary wear and tear excepted, in each case taking into account age, and has been maintained in a manner consistent with the past maintenance practices of Seller.  The total number of washers and dryers listed on Schedule 1.1(a)(v) is at least the number of washers and dryers included in the Equipment Inventory as of the date hereof.  The Equipment Inventory is of the type, quantity and quality necessary to conduct the business of Seller in a manner consistent with past practices.  All of the items included in the Equipment Inventory are of a quality and quantity saleable or usable in the ordinary course of business of Seller consistent with past practices.

2.8                                 Taxes.

(a)                                  Seller has paid or caused to be paid all federal, state, local, foreign, and other taxes, including, without limitation, income, estimated, alternative minimum or add-on minimum, excise, severance, occupation, premium, license, sales, use, value-added, gross receipts, franchise, capital stock, employment, payroll-related, withholding, stamp, transfer, registration, windfall profits, environmental (including taxes under Section 59A of the Code), taxes imposed under Code Section 1374, customs duties, profits, social security (or similar), unemployment, disability, real property, personal property or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, whether or not measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest, fines and penalties owed by it, whether disputed or not, and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other person or entity (collectively, “Taxes”) required to be paid by it.

(b)                                 Seller has, in accordance with applicable law and regulation, timely filed all federal, state, local and foreign returns, declarations, reports, claims for refund, information returns and statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (collectively, “Tax Returns”) required to be filed by it and all such Tax Returns were complete and correctly and accurately set forth the amount of any Taxes relating to the applicable period.  There has not been any audit of any Tax Return filed by Seller, no such audit is in progress, and Seller has not been notified by any tax authority that any such audit is contemplated or pending.

(c)                                  A list of all federal, state, local and foreign Tax Returns filed with respect to Seller for taxable periods ended on or after December 31, 2003 is set forth in Schedule 2.8(c) attached hereto.  For each taxable period from January 1, 2003 through the date hereof, Seller has delivered to Buyer correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by Seller.  Seller has delivered to Buyer correct and complete copies of all personal property Tax Returns relating to the Subject Assets for 2006.

(d)                                 Neither the Internal Revenue Service nor federal, state, local, or foreign government, governmental, regulatory or administrative authority, department, commission, board, bureau, agency or instrumentality or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”) is now asserting or, to the knowledge of Seller, threatening to assert against Seller any deficiency or claim for additional Taxes.

(e)                                  Seller (i) has never filed, or has ever been required to file, a consolidated, combined or unitary tax return with any other entity, (ii) except as set forth on Schedule 1.1(b)(ix), does not own has never owned a direct or indirect interest in any trust, partnership, corporation or other entity and (iii) is not a party to any Tax allocation or sharing agreement and has no liability for the Taxes of any Person as a result of being a transferee or successor, by contract, or otherwise.

(f)                                    Seller has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 at all times since its incorporation and Seller will be an S corporation up to and including the Closing Date.  Seller shall not be liable for any Tax under Code Section 1374 in connection with the transactions contemplated by this Agreement and has not been liable for the payment of any such Tax in connection with the sale of any assets.

2.9                                 Insurance.  The physical properties, assets, business operations, employees, officers and directors of Seller are insured to the extent disclosed in Schedule 2.9 attached hereto and all insurance policies and arrangements of Seller are disclosed in Schedule 2.9 attached hereto.  Said insurance policies and arrangements are in full force and effect, all premiums with respect thereto are currently paid, and Seller is in compliance in all material respects with the terms of such policies.  There is no claim by Seller pending under any such policies as to which coverage has been questioned, denied or disputed by the insurer.

2.10                           Absence of Certain Changes.  Since January 1, 2007, Seller has conducted its business only in the ordinary course and consistently with past practices, and except as disclosed in Schedule 2.10 attached hereto there has not been:

(a)                                  Any change in the assets, liabilities, business, or the condition (financial or otherwise), results of operation or prospects of Seller, which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, has been materially adverse;

(b)                                 Any contingent liability incurred by Seller as guarantor or otherwise with respect to the obligations of others or any cancellation of any material debt or claim owing to, or waiver of any material right of, Seller;

(c)                                  Any Lien placed on any of the assets of Seller which remains in existence on the date hereof;

(d)                                 Any obligation or liability of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown, incurred by Seller other than obligations and liabilities incurred in the ordinary course of business;

(e)                                  Any purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, of any of the properties or assets of Seller other than in the ordinary course of business;

(f)                                    Any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting any of the properties, assets or business of Seller;

(g)                                 Any labor dispute or claim of unfair labor practices involving any employees of Seller;

(h)                                 Any change in the compensation or benefits (in the form of salaries, wages, incentive arrangements, loans, severance or termination pay or otherwise) payable or to become payable by Seller to any of its officers, employees, agents or independent contractors, or any bonus payment or arrangement made to or with any of such officers, employees, agents or independent contractors;

(i)                                     Any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) entered into with any officer, director or employee of Seller;

(j)                                     Any change, or, to Seller’s knowledge, any prospective change, with respect to the officers or management of Seller;

(k)                                  Any change in the manner of keeping books, accounts or records, accounting methods or practices, standard costs, credit practices or collection or pricing policies used by Seller;

(l)                                     Any transaction entered into by Seller other than transactions in the ordinary course of business;

(m)                               Any sale by Seller of any laundry equipment, laundry lease or capital asset for consideration of more than $10,000;

(n)                                 Any change in Seller’s business organization or business relationships with suppliers, customers and others having business relations with Seller;

(o)                                 Any change in the collection schedule or collection practices for any Laundry Lease Location other than as set forth in Section 2.5;

(p)                                 Any change in the kind and amount of insurance maintained by Seller; or

(q)                                 Any agreement or understanding whether in writing or otherwise, that would result in any of the transactions or events or require Seller to take any of the actions specified in paragraphs (a) through (p) above.

2.11                           Intellectual Property.

(a)                                  All registered and material unregistered Marks (as defined below), Patents (as defined below) and Copyrights (as defined below) owned or purported to be owned by Seller are listed on Schedule 2.11 hereto.

All Patents, Marks and Copyrights included in the Seller Intellectual Property which have been issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office are currently in compliance with formal legal requirements and are valid and enforceable.

(b)                                 Seller exclusively owns or possesses adequate and enforceable rights to use, license, distribute, transfer and bring infringement actions with respect to, in each case without any obligation or payment to a third party, all of the Seller Intellectual Property (as defined below), free and clear of all Liens.

(c)                                  Neither the operation of Seller’s business or any activity by Seller, nor any of the Seller Intellectual Property, infringes or conflicts with the rights of any other party under any patent, trademark, service mark, copyright, trade secret, confidential information or other intellectual property (“Third Party Rights”) and neither Seller, nor any of its employees has misappropriated any Third Party Rights.  Seller has not received any communications alleging that any of Seller Intellectual Property is invalid or unenforceable.  To Seller’s knowledge, no third party has violated or infringed on or is violating or infringing on any of the Seller Intellectual Property.  Seller has no licenses or other agreements under which it is granted rights by others in any Seller Intellectual Property.

(d)                                 Seller (i) has not directly or indirectly licensed or granted to anyone rights of any nature with respect to any of the Seller Intellectual Property; and (ii) is not obligated to and does not pay royalties or other fees to anyone with respect to the ownership, use, license or transfer of any of the Seller Intellectual Property.

(e)                                  For purposes of this Agreement:

(i)                                     “Patents” means all patents, patent applications, patent rights, and inventions and discoveries and invention disclosures (whether or not patented);

(ii)                                  “Marks” means trade names, trade dress, logos, packaging design, slogans, Internet domain names, registered and unregistered trademarks and service marks and related registrations and applications for registration;

(iii)                               “Copyrights” means copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above;

(iv)                              “Trade Secrets” means know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, Beta testing procedures and Beta testing results;

(v)                                 “Seller Intellectual Property” means all Patents, Marks, Copyrights and Trade Secrets owned or purported to be owned by Seller, or used or held for use by Seller.

2.12                           Contracts.  Other than the Laundry Leases and the Transferred Contracts, Schedule 2.12 hereto lists all of the following executory contracts, commitments, plans, agreements and licenses to which Seller is a party or to which it is subject (complete and correct copies (written descriptions in the case of any oral agreements) of which have been delivered to Buyer), (collectively, “Material Contracts”):

(a)                                  any employment contract or any plan or contract providing for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments, profit sharing, collective bargaining or the like, or any contract or agreement with any labor union;

(b)                                 any contract or agreement for the purchase of any asset, material or equipment for $10,000 or more;

(c)                                  any contracts or agreements that, individually or in the aggregate, obligate Seller for $10,000 or more;

(d)                                 any contract or agreement providing for the purchase of all or substantially all of its requirements of a particular product from a supplier;

(e)                                  any contract or agreement which by its terms does not terminate or is not terminable without penalty by Seller (or any successor or assign) on six (6) months notice;

(f)                                    any contract or agreement not made in the ordinary course of business;

(g)                                 any contract with any dealer, sales representative, sales agent or distributor of the Business;

(h)                                 any contract or agreement containing covenants limiting the freedom of Seller to compete in any line of business or with any person or entity;

(i)                                     any contract or agreement for the purchase of any fixed asset outside the ordinary course of business;

(j)                                     any license agreement, including but not limited to, any computer software or hardware license agreements (as licensor or licensee);

(k)                                  any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for the borrowing of money and any related security agreement;

(l)                                     any bond (bid, performance or other), letter of credit, agreement of guarantee, surety or indemnification (other than in favor of Seller), or any commitment to issue any such bond, letter of credit, agreement of guarantee, surety or indemnification;

(m)                               except as set forth on Schedule 2.22, any Laundry Lease or other contract or agreement with any current or former officer, employee, consultant, director or stockholder of Seller or with any persons or entities controlled by or affiliated with any of them;

(n)                                 any partnership, joint venture, or other similar contract, arrangement or agreement ; or

(o)                                 other than Laundry Leases, any programs, commitments, agreements or arrangements with respect to prepaid rent, guaranteed commissions, laundry facility renovations and other similar arrangements.

Each Material Contract is valid and is in full force and effect and constitutes the legal, valid and binding obligation of Seller and, to the knowledge of Seller, the other parties thereto, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief and other equitable remedies.  Neither Seller nor, to the knowledge of Seller, any other party to any Material Contract, is in default under, or in violation of, any provisions thereof, and no condition or event or facts exists which, with notice, lapse of time or both would constitute a default thereof on the part of Seller or, to the knowledge of Seller, on the part of any other party thereto in any such case that could reasonably be expected to have a Material Adverse Effect.

2.13                           Litigation.  Except as set forth in Schedule 2.13 attached hereto, there is no litigation, claim or governmental or administrative proceeding or investigation pending or, to the knowledge of Seller, threatened against Seller or otherwise affecting the Subject Assets or the Real Estate.  With respect to each matter set forth therein, Schedule 2.13 attached hereto sets forth a description of the forums for the matter, the parties thereto and the type and amount of relief sought.

2.14                           Compliance with Laws.  Each of Seller, Seller’s business and the Real Estate is currently in compliance and has in the past complied in all material respects with all applicable statutes, ordinances, orders, rules and regulations promulgated by any Governmental Authority.  Seller has not received any notice of a violation or alleged violation of any such statute, ordinance, order, rule or regulation that has not been fully and finally resolved without the need or expectation of any further action or any further liability.

2.15                           Finder’s Fees.  Except for a fee payable to Mufson, Howe, Hunter and Company LLC which will be paid by Seller at Closing, neither Seller nor any Shareholder has incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

2.16                           Permits; Burdensome Agreements.  Schedule 2.16 attached hereto lists all permits, registrations, licenses, franchises, certifications and other approvals (collectively, the “Approvals”) obtained by Seller from any third party.  Each Approval is validly held by Seller, is in full force and effect, and Seller is operating in compliance therewith, except for such noncompliance which could not reasonably be expected to have a Material Adverse Effect.  The Approvals include, but are not limited to, those required in order for Seller to conduct its business under federal, state or local statutes, ordinances, orders, requirements, rules, regulations, or laws.  None of the Approvals is subject to termination as a result of the execution of this Agreement by Seller or the consummation of the transactions contemplated hereby.

2.17                           Employee Benefit Programs.

(a)                                  Schedule 2.17 attached hereto sets forth a description of every Employee Program (as defined below) that has been maintained (as such term is further defined below) by Seller at any time during the three (3) years prior to the date hereof.

(b)                                 Each Employee Program listed on Schedule 2.17 hereto that has been intended to qualify under Section 401(a) or 501(c)(9) of the Code has received a favorable determination or approval letter from the Internal Revenue Service (the “IRS”) regarding its qualification under such section and has, in fact, been qualified under the applicable section of the Code from the effective date of such Employee Program through and including the Closing Date (or, if earlier, the date that all of such Employee Program’s assets were distributed).  No event or omission has occurred that would cause any Employee Program to lose its qualification under the applicable Code section.  Each asset held under any such Employee Program may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability.  No partial termination (within the meaning of Section 411(d)(3) of the Code) has occurred with respect to any Employee Program.

(c)                                  There has not been any failure of any party to comply with any laws applicable with respect to any Employee Program that has been maintained by Seller.  With respect to any Employee Programs now or heretofore maintained by Seller, there has occurred no (i) “prohibited transaction” as defined in Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Code Section 4975 or (ii) breach of any duty under ERISA or other applicable law which, in the case of either of (i) or (ii), could result directly or indirectly in any taxes, penalties or other liability to Buyer, Seller or any affiliate (as defined below).  No litigation, arbitration, or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of Seller, threatened with respect to any such Employee Program.  All payments and/or contributions required to have been made with respect to all Employee Programs either have been made or have been accrued.

(d)                                 Neither Seller, nor any of its affiliates has ever (i) provided health care or any other non-pension benefits to any employees after their employment was terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA) or has ever promised to provide such post-termination benefits or (ii) maintained an Employee Program that is subject to Title IV of ERISA, Section 401(a) or Section 412 of the Code, including, without limitation, any Multiemployer Plan.

(e)                                  No Seller Employee Program will obligate Buyer to assume or perform any obligation thereunder as a result of the transactions contemplated by this Agreement or any agreement or document executed pursuant hereto.

(f)                                    For purposes of this Section 2.17:

(i)                                     “Employee Program” means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; and (B) all stock option plans, bonus or incentive award plans, employment or change in control agreements, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements not described in (A) above.  In the case of an Employee Program funded through an organization described in Code Section 501(c)(9), each reference to such Employee Program shall include a reference to such organization;

(ii)                                  An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides (or has promised to provide) benefits under such Employee Program, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries);

(iii)                               An entity is an “affiliate” of Seller for purposes of this Section 2.18 if it would have ever been considered a single employer with Seller, as the case may be, under ERISA Section 4001(b) or part of the same “controlled group” as Seller for purposes of ERISA Section 302(d)(8)(C); and

(iv)                              “Multiemployer Plan” means a (pension or non-pension) employee benefit plan to which more than one employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

2.18                           Environmental Matters.

(a)                                  (i) Seller has not generated, transported, used, stored, treated, released, disposed of or arranged for disposal of, or managed any Hazardous Waste (as defined below); (ii) to Seller’s knowledge, no Hazardous Material (as defined below) has ever been or is threatened to be spilled, released, or disposed of at the Real Estate or any other site formerly owned, operated, leased, or used by Seller, or has ever come to be located in the soil or groundwater at any such site; (iii) to Seller’s knowledge, no Hazardous Material has ever been transported from the Real Estate or any other site formerly owned, operated, leased, or used by Seller for treatment, storage, or disposal at any other place; (iv) to Seller’s knowledge, no underground storage tanks are located on the Real Estate and Seller has not previously owned, operated, leased, or used any other site on which underground storage tanks are or were located; and (v) no Lien has ever been imposed by any governmental agency on the Real Estate or on any other property, facility, machinery, or equipment owned, operated, leased, or used by Seller in connection with the presence of any Hazardous Material.

(b)                                 (i) Seller has no liability under, and Seller has never violated in any material respect, any Environmental Law (as defined below); (ii) Seller, and, to Seller’s knowledge, the Real Estate and any other property operated, leased, or used by Seller, and any facilities and operations thereon are presently in compliance in all material respects with all applicable Environmental Laws; (iii) Seller has never entered into or been subject to any judgment, consent decree, compliance order, or administrative order with respect to any environmental or health and safety matter or received any request for information, notice, demand letter, administrative inquiry, or formal or informal complaint or claim with respect to any environmental or health and safety matter or the enforcement of any Environmental Law; and (iv) Seller has no knowledge that any of the items enumerated in clause (iii) of this paragraph will be forthcoming.

(c)                                  To Seller’s knowledge, neither the Real Estate nor any other site owned, operated, leased, or used by Seller contains any asbestos or asbestos-containing material, any polychlorinated biphenyls (PCBs) or equipment containing PCBs, any toxic mold, mildew or fungi, or any urea formaldehyde foam insulation.

(d)                                 Seller has provided to the Buyer copies of all documents, records, and information available to Seller concerning any environmental or health and safety matter relevant to the business, whether generated by Seller or others, including, without limitation, environmental audits, environmental risk assessments, site assessments, documentation regarding off-site disposal of Hazardous Materials, spill control plans, and reports, correspondence, permits, licenses, approvals, consents, and other authorizations related to environmental or health and safety matters issued by any governmental agency.

(e)                                  For purposes of this Section 2.18, (i) ”Hazardous Material” shall mean and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil, toxic substance, pollutant, or contaminant, as defined or regulated under any Environmental Law; (ii) ”Hazardous Waste” shall mean and include any hazardous waste as defined or regulated under any Environmental Law; (iii) ”Environmental Law” shall mean any environmental or health and safety-related law, regulation, rule, ordinance, or by-law at the foreign, federal, state, or local level, whether existing as of the date hereof, previously enforced, or subsequently enacted; and (iv) ”Seller” shall mean and include Seller, its predecessors and all other entities for whose conduct Seller is or may be held responsible under any Environmental Law.

2.19                           Labor and Employment Matters.

(a)                                  Schedule 2.19(a) contains a complete and accurate list of all of the employees of Seller as of the date hereof (“Business Employees”) describing for each such Business Employee, the position, whether classified as exempt or non-exempt for wage and hour purposes, date of hire, annual base salary, weekly/hourly rates of compensation, average scheduled hours per week, bonus potential, if inactive, the type of leave and estimated duration and the total amount of bonus, severance and other amounts to be paid to such Business Employee at the Closing or otherwise in connection with the transactions contemplated hereby.  Schedule 2.19(a) contains a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other agents employed or used with respect to the operation of the business of Seller and classified by Seller as other than Business Employees or compensated other than through wages paid by Seller through its payroll department and reported on a form W-4 (“Contingent Workers”), showing for each Contingent Worker such individual’s role in the business, fee or compensation arrangements and other contractual terms with Seller.

(b)                                 Except as set forth in Schedule 2.19(b), (i) there is no, and during the past year there has not been any, labor strike, labor dispute, slowdown or any other concerted interference with normal operations, stoppage or lockout pending or, to the knowledge of Seller, threatened against or effecting the business of Seller; (ii) to the knowledge of Seller, no union claims or demands to represent Business Employee or Contingent Worker, there are no organizational campaigns in progress with respect to any of the Business Employees or Contingent Workers and no question concerning representation of such individuals exists; (iii) there is no collective bargaining agreement or other contract with any union, or work rules or practices agreed to with any union, binding on Seller with respect to any Business Employee or Contingent Worker; (iv) Seller is in compliance with all applicable laws and regulations respecting labor, employment, fair employment practices, work place safety and health, terms and conditions of employment, wages and hours; (v) Seller is not delinquent in any payments to any Business Employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such Business Employees or Contingent Workers; (vi) there are no, and within the last three (3) years there have been no formal or informal grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or, to Seller’s knowledge, threatened against Seller in any judicial, regulatory or administrative forum, under any private dispute resolution procedure or internally;

(vii) all Business Employees are employed at-will and no Business Employees are subject to any contract with Seller; and (viii) there is no policy, plan or program of paying severance pay or any form of severance compensation in connection with the termination of any Business Employee or Contingent Worker.

2.20                           Receivables.  All of the Receivables are and will be at the Closing valid and enforceable claims, fully collectible in the ordinary course of business and subject to no setoff or counterclaim.  Seller has no accounts or loans receivable from any Shareholder, director, officer, employee or affiliate of Seller.  Since the date of the Base Balance Sheet, Seller has collected its accounts receivable in the ordinary course of business and in a manner consistent with past practices and has not accelerated any such collections.

2.21                           Disclosure.  The representations, warranties and statements contained in this Agreement and in the certificates, exhibits and schedules delivered by Seller to Buyer pursuant to this Agreement do not contain any untrue statement of a material fact with respect to Seller or its business, and do not omit to state a material fact with respect to the Seller or its business required to be stated therein or necessary in order to make such representations, warranties or statements not misleading in light of the circumstances under which they were made.  To the knowledge of Seller, there are no facts, which presently have or could, in the future, reasonably be expected to have a Material Adverse Effect, which have not been specifically disclosed herein or in a Schedule furnished herewith.

2.22                           Related Parties Except as set forth in Schedule 2.22, since January 1, 2004, (a) there have been no transactions between Seller and any Related Party (as defined below) or any payment (however characterized) by Seller or any Related Party or by any Related Party to Seller, (b) there is no Laundry Lease, Material Contract or other lease, agreement or commitment between Seller and any Related Party with respect to the business and (c) no Related Party has any interest in any of the Subject Assets.  For purposes of this Agreement, a Related Party shall mean (A) an individual who is an officer, director or stockholder of Seller, (B) any member of the family of, or any individual who has the same home as, any individual (or the spouse of any such individual) described in clause (A) above, (C) any trust, estate or partnership of which an individual described in clause (A) or (B) above is a grantor, fiduciary, beneficiary or partner or (D) any person or entity (or any subsidiary of such person or entity) of which one or more persons or entities described in clause (A), (B) or (C) above have either (x) aggregate record or beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of at least 10% of the outstanding equity securities or at least 10% of the outstanding voting securities or (y) the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting securities, by contract or otherwise.

SECTION 2A.  REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS.

As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, each Shareholder hereby makes to Buyer, the representations and warranties contained in this Section 2A.

2A.1                       Authority.  Each Shareholder has all requisite authority, right, power and capacity to enter into this Agreement and each agreement, document and instrument to be executed and delivered by or on behalf of such Shareholder pursuant to or as contemplated by this Agreement and to carry out the transactions contemplated hereby and thereby.  This Agreement and each agreement, document and instrument to be executed and delivered by any Shareholder pursuant to or as contemplated by this Agreement constitute, or when executed and delivered will constitute, valid and binding obligations of such Shareholder, or their respective executors, successors, heirs and assigns, as the case may be, enforceable in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief and other equitable remedies.  The execution, delivery and performance by each Shareholder of this Agreement and each such agreement, document and instrument:

(a)                                  do not and will not violate any laws of the United States, or any state or other jurisdiction applicable to such Shareholder or require such Shareholder to obtain any approval, consent or waiver of, or make any filing with, any person or entity (including any Governmental Authority) that has not been obtained or made; and

(b)                                 do not and will not result in a breach of, constitute a default under, accelerate any obligation under or give rise to a right of termination of any indenture or loan or credit agreement or any other agreement, contract, instrument, Lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which such Shareholder is a party or by which the property of such Shareholder is bound or affected, or result in the creation or imposition of any Lien on any of the assets or properties of the Company.

SECTION 3.                             COVENANTS OF SELLER, SHAREHOLDERS AND BUYER

3.1                                 Further Assurances.  At any time or from time to time after the Closing, each party shall, at the request of the other party or the other party’s counsel, execute and deliver any further instruments or documents and take all such further action as the other party or the other party’s counsel may reasonably request in order to evidence or otherwise facilitate the consummation of the transactions contemplated hereby.

3.2                                 Seller Confidential Information.  After the Closing Date, neither Seller, nor any Shareholder will for any reason, directly or indirectly, for itself or any other entity or person, use or disclose any trade secrets, confidential information, know-how, proprietary information or other Seller Intellectual Property transferred pursuant to this Agreement; provided, however, that this Section 3.2 shall not apply to information (i) which is, or at any time becomes, available in the public domain (other than as a result of disclosure by Seller or any Shareholder, (ii) which is required to be disclosed by law or court or administrative order (provided that Buyer is given written notice of such required disclosure and a reasonable opportunity to take steps to maintain the confidentiality thereof), or (iii) which Buyer authorizes in writing may be disclosed.  Notwithstanding anything herein to the contrary, the obligations of Seller and each Shareholder under this Section 3.2 shall be binding upon their respective successors and assigns.

3.3                                 Name Change.

As soon as reasonably practicable after the Closing Date and in any event within 10 days, Seller shall (a) file an amendment to its articles of organization changing its corporate name to a name that does not include Bobb, Bobb Laundry or any similar name, which new name shall be acceptable to Buyer, and (b) file such change of name or other required filings to reflect such name change in each other state where the Seller does business.

3.4                                 Access to Information.  Seller acknowledges that Buyer’s parent, Mac-Gray Corporation, is and may in the future be required to make certain filings with the Securities and Exchange Commission regarding the transactions contemplated by this Agreement, including without limitation a Current Report on Form 8-K (collectively, “SEC Filings”).  Seller shall cooperate with, and will use commercially reasonable efforts to cause its accountants to cooperate with, Buyer and its accountants, at no cost to Buyer, including but not limited to providing access to and copies of such accounting, financial, business and other records, information and documents related to Seller and its business (including audited financial statements of Seller for the three-year period ended December 31, 2006 that comply with Regulation S-X promulgated under the Securities Act of 1933, as amended, and the work papers of Seller’s independent auditors) that Buyer may request in order to timely prepare and file any SEC Filing.  Further, Seller will use commercially reasonable efforts to cause its accountants to provide any consent Buyer may require in order to include Buyer’s historical audited financial statements in any SEC Filing.

SECTION 4.                             REPRESENTATIONS AND WARRANTIES OF BUYER.

4.1                                 Making of Representations and Warranties.  Buyer hereby represents and warrants to Seller as follows:

4.2                                 Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted.

4.3                                 Authority.  Buyer has full right, power and authority to enter into this Agreement and each agreement, document and instrument to be executed and delivered by it pursuant to or as contemplated by this Agreement and to carry out the transactions contemplated hereby and thereby.  The execution, delivery and performance by Buyer of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action of Buyer, and no other action on the part of Buyer is required in connection therewith.  This Agreement and each agreement, document and instrument to be executed and delivered by Buyer pursuant to or as contemplated by this Agreement constitute, or will when executed and delivered by Buyer constitute, valid and binding obligations of Buyer, enforceable in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief and other equitable remedies.  The execution, delivery and performance by Buyer of this Agreement and each such other agreement, document and instrument:

(a)                                  do not and will not violate any provision of the certificate of incorporation or by-laws of Buyer;

(b)                                 do not and will not violate any laws of the United States or any state or other jurisdiction applicable to Buyer or require Buyer to obtain any approval, consent or waiver of, or to make any filing with, any person or entity (including any Governmental Authority) that has not been obtained or made, except for such violations or failures that have not, and would not reasonably be expected to have, a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement; and

(c)                                  do not and will not result in a breach of, constitute a default under, accelerate any obligation under, require a consent under, cause a termination under, or give rise to a right of termination of any indenture or loan or credit agreement or any other agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award, whether written or oral, to which Buyer is a party or by which the property of Buyer is bound or affected, except where such breach, default, acceleration, failure or termination has not had, and would not reasonably be expected to have, a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of the assets of Buyer.

4.4                                 Litigation.  There is no litigation pending or, to Buyer’s knowledge, threatened against it, which would prevent or hinder the consummation of the transactions contemplated by this Agreement.

4.5                                 Finder’s Fees.  Buyer has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with this Agreement or the transactions contemplated hereby.

SECTION 5.                             SURVIVAL OF WARRANTIES; TAX MATTERS.

5.1                                 Survival of Warranties.  All representations, warranties, agreements, covenants and obligations herein or in any Schedule or certificate delivered by any party incident to the transactions contemplated hereby are material and may be relied upon by the party receiving the same and shall survive the Closing regardless of any investigation by or knowledge of such party and shall not merge into the performance of any obligation by any party hereto, subject to the provisions of Section 6 hereof.

5.2                                 Tax Matters.  Seller will timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to Seller or the Subject Assets that are due on or before the Closing Date or attributable to any taxable period that ends on or before the Closing Date, and Seller will remit or cause to be remitted any Taxes due in respect of any such Tax Returns.  Buyer will timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Subject Assets and Buyer will remit or cause to be remitted, unless otherwise provided in this Agreement, any Taxes due in respect of such Tax Returns.  Seller shall reimburse Buyer for any Taxes of Seller that are the responsibility of Seller pursuant to this Section 5.2(a) or Section 1.10 within fifteen (15) business days after payment of such Taxes by Buyer or any of its subsidiaries.

SECTION 6.                             INDEMNIFICATION.

6.1                                 Indemnification by Seller and the Shareholders.  Subject to the limitations contained in this Section 6, Seller, each of Stanley Bobb, Daryle R. Bobb, Jodi Bobb Macklin and Tammy Bobb Mendelson (collectively, the “Bobb Family Shareholders”), and their respective successors and permitted assigns will subsequent to the Closing, jointly and severally indemnify and hold harmless Buyer, its subsidiaries and their affiliates and their respective officers, directors, employees and agents (individually, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against and in respect of all losses, liabilities, obligations, damages, deficiencies, actions, suits, proceedings, demands, assessments, orders, judgments, fines, penalties, costs and expenses (including the reasonable fees, disbursements and expenses of attorneys, accountants and consultants) of any kind or nature whatsoever (whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing) sustained, suffered or incurred by or made against (collectively “Losses” and individually a “Loss”) any Buyer Indemnified Party arising out of, based upon or in connection with:

(a)                                  fraud or an intentional misrepresentation by Seller or any Shareholder of any of its representations or warranties in this Agreement or in any Schedule or agreement delivered under or in connection with this Agreement;

(b)                                 any breach of any representation or warranty made by Seller or any Shareholder in this Agreement or in any Schedule or agreement delivered under or in connection with this Agreement;

(c)                                  any breach of any covenant or agreement made by Seller or any Shareholder in this Agreement or in any Schedule or agreement delivered under or in connection with this Agreement;

(d)                                 any liability relating to Seller’s failure to comply with the provisions of any applicable bulk sales, fraudulent conveyance or other law for the protection of creditors;

(e)                                  any Excluded Liability ; or

(f)                                    any liability for (i) any and all Taxes imposed on Seller (or any predecessor) or the Subject Assets or for which Seller may otherwise be liable (by reason of transferee liability or otherwise), for any taxable year or period that ends on or before the Closing Date and, with respect to any period that includes (but does not end on) the Closing Date, the portion of such period deemed to end on and include the Closing Date, (ii) any and all Taxes imposed on a member of a consolidated, combined or unitary group of which Seller or any predecessor is or was a member prior to the Closing Date; and (iii) any failure to timely pay any and all Taxes required to be borne by Seller pursuant to Section 1.10 or Section 1.2(b)(v).

Subject to the limitations contained in this Section 6, each of Milton Raport, Abby Talcott , Lori Horwitz (collectively, the “Raport Family Shareholders”), and their respective successors and permitted assigns, will subsequent to the Closing, jointly and severally indemnify and hold harmless the Buyer Indemnified Parties from and against and in respect of all Losses sustained, suffered or incurred by or made against any Buyer Indemnified Party arising out of, based upon or in connection with any breach of any representation or warranty made by any Raport Family Shareholder in Section 2A of this Agreement.

Claims under clauses (a) through (f) of this Section 6.1 and under the preceding paragraph against the Raport Family Shareholders shall be hereinafter collectively referred to as “Buyer Indemnifiable Claims,” and Losses in respect of such claims shall be hereinafter collectively referred to as “Buyer Indemnifiable Losses.”

6.2                                 Limitations on Indemnification by Seller and the Shareholders.

(a)                                  Maximum Indemnification.  Subject to the exceptions set forth in subsection (d)(ii) of this Section 6.2, the obligation of Seller and the Shareholders to indemnify Buyer Indemnified Parties in respect of any Buyer Indemnifiable Losses described in or arising under Sections 6.1(b) (“Representation and Warranty Losses”) shall be limited, in the aggregate, to an amount equal to Three Hundred and Forty Four Thousand dollars ($344,000.00) (the “Representation and Warranty  Indemnity Cap Amount”).  In addition, notwithstanding anything in this Section 6 to the contrary, the obligation of Seller and the Shareholders to indemnify Buyer Indemnified Parties in respect of any Buyer Indemnifiable Losses under this Section 6 that are not subject to the Representation and Warranty Indemnity Cap Amount shall be limited, in the aggregate, to an amount equal to Three Million Four Hundred and Forty Thousand dollars ($3,440,000.00) (the “Total Indemnity Cap Amount”).

(b)                                 Seller’s Basket.  Subject to the exceptions set forth in subsection (d)(ii) of this Section 6.2, no indemnification shall be payable with respect to Representation and Warranty Losses except to the extent the cumulative amount of all Representation and Warranty  Losses under Sections 6.1(b) exceeds Thirty Four Thousand and Four Hundred dollars ($34,400.00) in the aggregate (the “Seller’s Basket”), whereupon the total amount of such Representation and Warranty Losses shall be recoverable in accordance with the terms hereof.

(c)                                  Time Limitation.  Subject to the exceptions set forth in subsection (d)(ii) of this Section 6.2, no indemnification shall be payable to a Buyer Indemnified Party with respect to any claim relating to Representation and Warranty  Losses asserted more than eighteen  (18) months after the Closing Date (the “Expiration Date”); provided that any claim for indemnification as to which notice has been given prior to the Expiration Date shall survive such expiration until final resolution of such claim.

(d)                                 No Limitation on Certain Claims other than the Total Indemnity Cap Amount.  Notwithstanding anything herein to the contrary other than the Total Indemnity Cap Amount, Buyer Indemnified Parties shall be entitled to dollar-for-dollar indemnification from the first dollar and shall not be subject to the Seller’s Basket, or the Representation and Warranty Indemnity Cap Amount, or any limitation as to time (other than applicable legal statutes of limitation) in seeking indemnification with respect to any of the following:

(i)                                     Losses described in or arising under Sections 6.1(a), (c), (d), (e) or (f); or

(ii)                                  Losses described in or arising under Section 6.1(b) involving a breach by Seller of any of the representations and warranties contained in Sections 2.2, 2.4, 2.6, 2.8, 2.17 or 2.18 hereof.

6.3                                 Indemnification by Buyer.  Subject to the limitations contained in this Section 6, Buyer and its successors and permitted assigns agree subsequent to the Closing to indemnify and hold harmless Seller, its subsidiaries and their affiliates and their respective officers, directors, shareholders, employees and agents (individually, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against and in respect of all Losses arising out of, based upon or in connection with:

(a)                                  fraud or an intentional misrepresentation by Buyer of any of its representations, or warranties in this Agreement or in any Schedule or agreement delivered under or in connection with this Agreement;

(b)                                 any breach of any representation or warranty made by Buyer in this Agreement or in any Schedule or agreement delivered under or in connection with this Agreement;

(c)                                  any breach of any covenant or agreement made by Buyer in this Agreement or in any Schedule or agreement delivered under or in connection with this Agreement;

(d)                                 any Assumed Liability; or

(e)                                  any liability for (i) any and all Taxes imposed on Buyer with respect to the operation of the Subject Assets for any taxable year or period that begins on or after the Closing Date and, with respect to any period that includes (but does not end on) the Closing Date, the portion of such period beginning on the Closing Date; and (ii) any failure to timely pay any and all Taxes required to be borne by Buyer pursuant to Section 1.10.

Claims under clauses (a) through (e) of this Section 6.3 shall be hereinafter collectively referred to as “Seller Indemnifiable Claims,” and Losses in respect of such claims shall be hereinafter collectively referred to as “Seller Indemnifiable Losses.”

6.4                                 Limitations on Indemnification by Buyer.

(a)                                  Maximum Indemnification.  Subject to the exceptions set forth in subsection (c)(ii) of this Section 6.4, Buyer’s obligation to indemnify Seller Indemnified Parties in respect of Seller Indemnifiable Losses described in or arising under Section 6.3(b)  shall be limited, in the aggregate, to an amount equal to the Representation and Warranty Indemnity Cap Amount.

(b)                                 Buyer’s Basket.  Subject to the exceptions set forth in subsection (c)(ii) of this Section 6.4, no indemnification shall be payable with respect to Seller Indemnifiable Losses described in or arising under Section 6.3(b)  except to the extent the cumulative amount of all such Seller Indemnifiable Losses exceeds Thirty Four Thousand and Four Hundred dollars ($34,400.00) in the aggregate (the “Buyer’s Basket”), whereupon the total amount of such Seller Indemnifiable Losses shall be recoverable in accordance with the terms hereof.

(c)                                  No Limitation on Certain Claims Other than the Total Indemnity Cap Amount.  Notwithstanding anything herein to the contrary, Seller Indemnified Parties shall be entitled to dollar-for-dollar indemnification from the first dollar and shall not be subject to the Buyer’s Basket, or the Representation and Warranty  Indemnity Cap Amount, or any limitation as to time (other than applicable legal statutes of limitation) in seeking indemnification from the Buyer with respect to Seller Indemnifiable Losses described in or arising under (i) Sections 6.3(a), (c), (d), or (e); or (ii) Losses described in or arising under Section 6.3(b) involving a breach by Buyer of any of the representations and warranties contained in Section 4.3. In addition, notwithstanding anything in this Section 6 to the contrary, the obligation of Buyer to indemnify Seller Indemnified Parties in respect of any Seller Indemnifiable Losses under this Section 6 that are not subject to the Representation and Warranty Indemnity Cap Amount shall be limited, in the aggregate, to an amount equal to Three Million Four Hundred and Forty Thousand dollars ($3,440,000.00) (the “Total Indemnity Cap Amount”).

(d)                                 Time Limitation.  Subject to the exception set forth in Section 6.4(c)(ii), no indemnification shall be payable to a Seller Indemnified Party with respect to any claim asserted after the Expiration Date which relates to Seller Indemnifiable Losses described in or arising under Section 6.3(b) ; provided that any claim for indemnification as to which notice has been given prior to the Expiration Date shall survive such expiration until final resolution of such claim.

6.5                                 Notice; Defense of Claims.

(a)                                  Notice of Claims.  Promptly after receipt by an indemnified party of notice of any claim, liability or expense to which the indemnification obligations hereunder would apply, the indemnified party shall give notice thereof in writing (a “Claim Notice”) to the indemnifying party, but the omission to so notify the indemnifying party promptly will not relieve the indemnifying party from any liability except (i) to the extent that the indemnifying party shall have been materially prejudiced as a result of the failure or delay in giving such Claim Notice and (ii) that no indemnification will be payable to an indemnified party with respect to any claim for which the Claim Notice is given after expiration of the period for which such claim may be made pursuant to Section 6.2(c) or 6.4(d) (as the case may be) of this Agreement.  Such Claim Notice shall state the information then available regarding the amount and nature of such claim, liability or expense and shall specify the provision or provisions of this Agreement under which the liability or obligation is asserted.

(b)                                 Third Party Claims.  With respect to third party claims, if within 30 days after receiving the Claim Notice the indemnifying party gives written notice (the “Defense Notice”) to the indemnified party stating that (i) it may be liable under the provisions hereof for indemnity in the amount of such claim if such claim were successful and (ii) that it disputes and intends to defend against such claim, liability or expense at its own cost and expense, then counsel for the defense shall be selected by the indemnifying party (subject to the consent of the indemnified party which consent shall not be unreasonably withheld) and the indemnified party shall not be required to make any payment with respect to such claim, liability or expense as long as the indemnifying party is conducting a good faith and diligent defense at its own expense; provided, however, that the assumption of defense of any such matters by the indemnifying party shall relate solely to the claim, liability or expense that is subject or potentially subject to indemnification.

The indemnifying party shall have the right, with the consent of the indemnified party, which consent shall not be unreasonably withheld, to settle all identifiable matters related to claims by third parties which are susceptible to being settled provided the indemnifying parties’ obligation to indemnify the indemnified party therefore will be fully satisfied.  The indemnifying party shall keep the indemnified party apprised of the status of the claim, liability or expense and any resulting suit, proceeding or enforcement action, shall furnish the indemnified party with all documents and information that the indemnified party shall reasonably request and shall consult with the indemnified party prior to acting on major matters, including settlement discussions.  Notwithstanding anything herein stated, the indemnified party shall at all times have the right to fully participate in such defense at its own expense directly or through counsel; provided, however, if the named parties to the action or proceeding include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, the expense of separate counsel for the indemnified party shall be paid by the indemnifying party.

If no Defense Notice is given by the indemnifying party, or if diligent good faith defense is not being or ceases to be conducted by the indemnifying party, the indemnified party shall, at the expense of the indemnifying party, undertake the defense of (with counsel selected by the indemnified party), and shall have the right to compromise or settle such claim, liability or expense.  If such claim, liability or expense is one that by its nature cannot be defended solely by the indemnifying party, then the indemnified party shall make available all information and assistance that the indemnifying party may reasonably request and shall cooperate with the indemnifying party in such defense.

(c)                                  Non-Third Party Claims.  With respect to non-third party claims, if within 30 days after receiving the Claim Notice the indemnifying party does not give written notice to the indemnified party that it contests such indemnity, the amount of indemnity payable for such claim shall be as set forth in the Claim Notice.  If the indemnifying party provides written notice to the indemnified party within such 30-day period that it contests such indemnity, the parties shall attempt in good faith to reach an agreement with regard thereto within 30 days of delivery of the indemnifying party’s notice.  If the parties cannot reach agreement within such 30-day period, the matter shall be submitted for arbitration pursuant to Section 7.9.

6.6                                 Mitigation.

The parties shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party under this Section 6.

6.7                                 Exclusive Remedy.

This Section 6 shall be the exclusive remedy of the parties for the breach (or alleged breach) of any representation, warranty, covenant or agreement contained in this Agreement or made pursuant to this Agreement; provided, however, that these exclusive remedies will not (a) apply in the case of fraud or intentional misrepresentation or  (b) be construed to preclude a party from bringing an action for specific performance or other equitable remedy to require the other parties to perform its or their obligations under this Agreement.

6.8                                 Net Indemnity Payments.

All indemnification payments under this Section 6 shall be deemed adjustments to the Purchase Price, and will be calculated only after giving effect to any proceeds received from insurance policies covering the Loss that is the subject of the indemnity claim.

SECTION 7.                        MISCELLANEOUS.

7.1                                 Law Governing.  This Agreement shall be construed under and governed by the internal laws of the State of Delaware without regard to its conflict of laws provisions.

7.2                                 Notices.  Any notice, request, demand other communication required or permitted hereunder shall be in writing and shall be deemed to have been given (i) if sent by a nationally recognized overnight courier, properly addressed with postage prepaid, on the next business day (or Saturday if sent for Saturday delivery) or (ii) if sent by registered or certified mail, upon the sooner of receipt or the expiration of 3 business days after deposit in United States post office facilities properly addressed with postage prepaid.  All notices will be sent to the addresses set forth below or to such other address as such party may designate by notice to each other party hereunder:

If to Buyer:

Mac-Gray Services, Inc.
404 Wyman Street
Suite 400
Waltham, MA 02451
Attn:  Chief Executive Officer

with a copy to:

General Counsel
Mac-Gray Services, Inc.
404 Wyman Street
Suite 400
Waltham, MA 02451

If to Seller:

Bobb Corp.
6640 Ammendale Road
Beltsville, Maryland 20705
Attn: Stanley Bobb, President

with a copy to:

Odin, Feldman & Pittleman, P.C.
9302 Lee Highway, Suite 1100
Fairfax, Virginia 22031
Attn:  James B. Pittleman, Esq.

and

Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
11921 Rockville Pike, Suite 300
Rockville, Maryland 20852
Attn: Donald R. Rogers, Esq.

If to Any Shareholder:

Attn:  Daryle R. Bobb
6640 Ammendale Road
Beltsville, Maryland 20705

with a copy to:

Odin, Feldman & Pittleman, P.C.
9302 Lee Highway, Suite 1100
Fairfax, Virginia 22031
Attn:  James B. Pittleman, Esq.

and

Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
11921 Rockville Pike, Suite 300
Rockville, Maryland 20852
Attn: Donald R. Rogers, Esq.

Any notice given hereunder may be given on behalf of any party by its counsel or other authorized representative.

7.3                                 Entire Agreement.  This Agreement, including the Schedules referred to herein and the other writings specifically identified herein or contemplated hereby or delivered in connection with the transactions contemplated hereby, is complete, reflects the entire agreement of the parties with respect to its subject matter, and supersedes all previous written or oral negotiations, commitments and writings.

7.4                                 Assignability; Severability.  This Agreement shall be assignable by Buyer to any direct or indirect subsidiary of Buyer although no such assignment shall relieve Buyer  of any of  its obligations under this Agreement.  Neither this Agreement nor any term or provision hereunder may be assigned or delegated by Seller or any Shareholder without the prior written consent of Buyer in its sole discretion.  This Agreement and the obligations of the parties hereunder (including specifically but without limitation the indemnification obligations of Seller and the Shareholders set forth in Section 6) shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors, executors, administrators, estates, heirs and permitted assigns, and no others.

Any provision of this Agreement that is deemed invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction and subject to this paragraph be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provisions of this Agreement invalid, illegal or unenforceable in any other jurisdiction.  If any covenant should be deemed invalid, illegal or unenforceable because its scope is considered excessive, either in time or in geographical range, such covenant shall be modified so that the scope of the covenant is reduced only to the minimum extent necessary to render the modified covenant valid, legal and enforceable.

7.5                                 Captions and Gender.  The captions in this Agreement are for convenience only and shall not affect the construction or interpretation of any term or provision hereof.  The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter pronoun, as the context may require.

7.6                                 Certain Definitions.  For purposes of this Agreement, the term:

(a)                                  “affiliate” of a person shall mean a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

(b)                                 “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(c)                                  “person” means an individual, corporation, partnership, association, limited liability company, trust or any unincorporated organization; and

(d)                                 “subsidiary” means any corporation more than fifty percent (50%) of the outstanding voting securities of which, or any partnership, joint venture, limited liability company or other entity more than fifty percent (50%) of the total equity interest of which, is owned directly or indirectly by Seller.

7.7                                 Execution in Counterparts.  This Agreement may be executed in two or more counterparts, and delivered by facsimile transmission, each of which counterparts shall be deemed an original, but all of which shall constitute one and the same document.

7.8                                 Amendments; Waivers.  This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each of the parties hereto, or, in the case of a waiver, the party waiving compliance.  No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

7.9                                 Dispute Resolution.  Except with respect to injunctive relief, which may be sought in a court of competent jurisdiction, as more specifically set forth below, all disputes, claims, or controversies arising out of or relating to this Agreement or any other agreement executed and delivered pursuant to this Agreement or the negotiation, validity or performance hereof and thereof or the transactions contemplated hereby and thereby that are not resolved by mutual agreement shall be resolved solely and exclusively by binding arbitration to be conducted in accordance with this Section 7.9.  The arbitration shall be held in New York City, New York before a single arbitrator selected from an American Arbitration Association (“AAA”) list of proposed arbitrators with business law experience and shall be conducted in accordance with the rules and regulations promulgated by the AAA unless specifically modified herein.

The parties covenant and agree that the arbitration shall commence within 90 days of the date on which any party files a written demand for arbitration hereto.  In connection with the arbitration proceeding, the arbitrator shall have the power to order the production of documents by each party and any third-party witnesses.  In addition, each party may take up to three depositions as of right, and the arbitrator may in his or her discretion allow additional depositions upon good cause shown by the moving party.  However, the arbitrator shall not have the power to order the answering of interrogatories or the response to requests for admission.  In connection with any arbitration, each party shall provide to the other, no later than 7 business days before the date of the arbitration, the identity of all persons that may testify at the arbitration and a copy of all documents that may be introduced at the arbitration or considered or used by a party’s witness or expert.  The arbitrator’s decision and award shall be made and delivered within 6 months of the selection of the arbitrator.  The arbitrator’s decision shall set forth a reasoned basis for any award of damages or finding of liability.  The arbitrator shall not have the power to award damages in excess of actual compensatory damages and shall not multiply actual damages or award punitive damages or any other damages that are specifically excluded under this Agreement, and each party hereby irrevocably waives any claim to such damages.

The parties covenant and agree that they will participate in the arbitration in good faith, that they will share equally the fees and expenses of arbitration and that they will each bear their own attorneys’ fees and expenses, except as otherwise provided herein.  The arbitrator may in his or her discretion assess costs and expenses (including the reasonable attorneys’ and experts’ fees and expenses of the prevailing party) against any party to a proceeding.  Any party unsuccessfully refusing to comply with an order of the arbitrator shall be liable for costs and expenses, including attorneys’ fees, incurred by the other party in enforcing the award.  This Section applies equally to requests for temporary, preliminary or permanent injunctive relief, except that in the case of temporary or preliminary injunctive relief any party may proceed in court without prior arbitration for the limited purpose of avoiding immediate and irreparable harm.  The provisions of this Section shall be enforceable in any court of competent jurisdiction.  The prevailing party in any action for injunctive relief will be entitled to payment of reasonable attorneys’ fees and expenses.

Each of the parties hereto irrevocably and unconditionally consents to the exclusive jurisdiction of the arbitrator to resolve all disputes, claims or controversies arising out of or relating to this Agreement or any other agreement executed and delivered pursuant to this Agreement or the negotiation, validity or performance hereof and thereof or the transactions contemplated hereby and thereby and further consents to the jurisdiction of the courts of the State of Delaware for the purposes of enforcing the arbitration provisions of this Section 7.9.  Each party further irrevocably waives any objection to proceeding before the arbitrator based upon lack of personal jurisdiction or to the laying of the venue and further irrevocably and unconditionally waives and agrees not to make a claim in any court that arbitration before the arbitrator has been brought in an inconvenient forum.  Each of the parties hereto hereby consents to service of process by registered mail at the address to which notices are to be given.  Each of the parties hereto agrees that its or his submission to jurisdiction and its or his consent to service of process by mail are made for the express benefit of the other parties hereto.

7.10                           Fees and Expenses.  Except as otherwise expressly provided herein to the contrary, each of the parties hereto will bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement and the agreements entered into in connection herewith, whether or not such transactions are consummated.

7.11                           Public Announcements.

Buyer and Seller shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by law or the applicable rules of any stock exchange.  In this regard, Seller acknowledges that Buyer intends to make a public announcement of this Agreement and the transactions contemplated hereby promptly following the Closing of the transactions contemplated by this Agreement.

[Signatures of the Parties Appear on the Following Page]

Execution Copy

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above by their duly authorized representatives.

BUYER:

MAC-GRAY SERVICES, INC.

By:	/s/ Neil F. MacLellan, III
Name: Neil F. MacLellan, III
Title: Executive Vice President

SELLER:

BOBB CORP.

By:	/s/ Stanley Bobb
Name: Stanley Bobb
Title: President

SHAREHOLDERS:

/s/ Stanley Bobb
STANLEY BOBB

/s/ Milton Raport
MILTON RAPORT

/s/ Daryle R. Bobb
DARYLE R. BOBB

/s/ Jodi Bobb Macklin
JODI BOBB MACKLIN

/s/ Tammy Bobb Mendelson
TAMMY BOBB MENDELSON

/s/ Abby Talcott
ABBY TALCOTT

/s/ Lori Horwitz
LORI HORWITZ

[Signature Page to Asset Purchase Agreement]